Shareholder Meeting

Shareholders of The New York Tax-Exempt Income Fund, Inc. (the "Fund") have been asked to approve the transfer of the Fund's assets to Oppenheimer New York Municipal Fund ("ONYMF") in exchange for Class A shares of ONYMF, the distribution of those ONYMF shares to Fund shareholders in a complete liquidation of the Fund, the dissolution of the Fund and the cancellation of its outstanding shares.
The shareholder meeting has been adjourned until February 15, 1998.